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                             March 24, 2021

       Tahir Mahmood, Ph.D.
       Chief Executive Officer
       Applied Molecular Transport Inc.
       1 Tower Place, Suite 850
       South San Francisco, California 94080

                                                        Re: Applied Molecular
Transport Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 19,
2021
                                                            CIK No. 0001801777

       Dear Dr. Mahmood:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7967 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Michael Coke